July 23, 2010
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Fax. No. (703) 813-6981
Attention:	Stephen G. Krikorian, Accounting Branch Chief Christine B. Davis, Assistant Chief Accountant Tamara Tangen, Staff Accountant
Re:	Comment Letter Dated June 24, 2010 Juniper Networks, Inc. Form 10-K for the year ended December 31, 2009 Filed February 26, 2010 File No. 001-34501
Ladies and Gentlemen:
Juniper Networks, Inc. (“Juniper” or the “Company”) is submitting this letter in response to the comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated June 24, 2010 (the “Comment Letter”) regarding the Form 10-K for the year ended December 31, 2009 of the Company (the “Form 10-K”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in the Comment Letter immediately preceding our response thereto and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.
Staff Comment #1
Form 10-K for the Fiscal Year Ended December 31, 2009
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
1. Revenue Recognition, page 71
Your disclosure indicates that when determining VSOE you require that a “substantial majority of the selling prices fall within a reasonable range.” Please clarify for us what you mean by “substantial majority” and a “reasonable range.” With respect to maintenance, please provide the volume and range of standalone sales used to establish VSOE.

Response to Comment #1:
We respectfully advise the Staff that as of and for the fiscal year ended December 31, 2009, the Company’s revenue recognition policies were based on guidance from Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 985-605 Software: Revenue Recognition (“ASC 985-605”), formerly Accounting Standards Executive Committee (AcSEC) of the AICPA issued Statement of Position 97-2, Software Revenue Recognition, as amended by Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.
We advise the Staff that on page 71 of our 2009 Annual Report on Form 10-K we added the following statement in order to provide additional detail regarding our revenue recognition policy: “In determining VSOE, we require that a substantial majority of the selling prices fall within a reasonable range based on historical discounting trends for specific products and services.” Juniper’s methodology for establishing VSOE of fair value has remained consistent since our initial adoption of ASC 985-605, and related accounting guidance. The inclusion of this additional disclosure did not represent a change in accounting policy.
Section 25, paragraph 6 of ASC 985-605 requires the use of VSOE, and states that VSOE of fair value is limited to the price charged when an element is sold separately or, for an element not yet being sold separately, the price established by management having the relevant authority. Section 25, paragraph 67 of ASC 985-605, which specifically addresses VSOE of fair value of PCS, states that VSOE of fair value should be determined in conformity with section 25 paragraphs 6-7 and “the fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (i.e., the renewal rate).”
In order to first establish and then subsequently monitor our compliance with the established VSOE for maintenance renewal contracts, we use a “bell-shaped curve approach” to evaluate all of our maintenance renewals. Under this bell-shaped curve approach, we generally determine that VSOE for maintenance renewals exists when a substantial majority of our actual renewals are within a narrow range of pricing. We consider a substantial majority to be defined as 80% or more of the total population of similar transactions and that a narrow range represents plus or minus 15% from the midpoint of the range (15% is a relative percentage, not percentage points). Our pricing practices for maintenance renewal transactions vary based on the products, quantity supported, customer and geography. Our assessment of whether VSOE is established and maintained therefore also assesses the consistency of pricing based upon like classes of transactions.
Juniper believes the approach we use is consistent with common practice as evidenced by the use of the bell-shaped curve approach and definitions of what constitutes a substantial majority and narrow range as noted in the publicly available responses of other companies to the Commission on similar inquiries. Further, we believe that the bell-shaped curve approach and the levels of consistency that we require under this approach to support our VSOE conclusions are consistent with non-authoritative interpretive guidance materials issued by the major public accounting firms.
Using the bell-shaped curve approach, our VSOE analysis includes all maintenance renewal transactions that have occurred on a trailing twelve (12) month basis (consistent with the major accounting firm’s interpretive guidance). Further, we perform this analysis on a semi-annual basis to ensure that the population under review reflects our most recent maintenance renewal sales. Based upon the analysis we performed during the fourth quarter of 2009, we reviewed a population of approximately 99,000 maintenance renewal transactions that occurred in the proceeding 12 month period. We determined that a minimum of 80% of these maintenance renewal transactions were within plus or minus 15% from the midpoint of the range of prices charged to our customers.
Staff Comment #2:
2. We note your disclosure that your ability to recognize revenue in the future may be impacted by “conditions imposed by (your) customers.” Please tell us what you mean by this statement. Tell us about any conditions your customers have imposed and how these conditions impacted your revenue recognition.
Response to Comment #2:
We respectfully advise the Staff that the cited language was intended to explain that customers sometimes require specific terms and conditions in contracts or transactions and that the underlying substance of those terms and conditions can affect the timing of when revenue can be recognized under the applicable revenue recognition rules.
We assess the terms and conditions of our arrangements for their potential impact on the amount and timing of revenue recognition and make the appropriate adjustments in accordance with ASC 985-605 and related accounting guidance. Section 25, paragraph 3 of ASC 985-605 states:
If the arrangement does not require significant production, modification, or customization of software, revenue should be recognized when all of the following criteria are met.
•	Persuasive evidence of an arrangement exists.

•	Delivery has occurred.

•	The vendor’s fee is fixed or determinable.

•	Collectability is probable.
We defer recognition of revenue until each of the four criteria is met. Accordingly, any terms and conditions that affects when these criteria have been met impacts when revenue is recognized.
Examples of the type of terms that have been required are:
Future features: These consist of commitments by Juniper to develop or introduce specific features or products. In these cases, Juniper has deferred the entire arrangement consideration until delivery of the specified feature or product.

Acceptance conditions: These consist of provisions that would allow the customer to return products if the products fail to pass certain acceptance test conditions or until the right expires. In these cases, Juniper has deferred revenue until acceptance or the expiration of the return right.
Non-standard rights of return: These consist of non-standard provisions that would allow a customer (for reasons other than certain narrowly defined breaches of warranty or infringement indemnification) to return products until some future date or event. In these cases, Juniper has deferred revenue until expiration of the right of return.
Extended payment terms: In some cases, customers have required payment terms in excess of Juniper’s standard 30 day terms. Where payment terms exceed 90 days, Juniper has recognized the revenue when payment is due.
Extended support contracts: Juniper generally provides maintenance support (PCS) services in periods of one year. In some cases, customers have required service periods in excess of 4 years. In these cases, Juniper has determined that it does not have VSOE for such extended service periods and recognizes the entire arrangement consideration ratably over the contracted extended service period.
* * * * *
In response to the Staff’s request, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to call the undersigned at (408) 745-2384.

Very truly yours, JUNIPER NETWORKS, INC.
/s/ Mitchell L. Gaynor
Mitchell L. Gaynor
Senior Vice President, General Counsel and Secretary

cc:	Robyn Denholm Katharine Martin, Esq. Lisa Stimmell, Esq. Barbara Marchini-Ellis

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